Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies, Inc.

Commission File No. 001-11639

The slides contained in this filing were presented to analysts and the media on April 3, 2006, by Serge Tchuruk, the Chairman of the Board of Directors and Chief Executive Officer of Alcatel, and Patricia F. Russo, the Chairman of the Board of Directors and Chief Executive Officer of Lucent Technologies Inc.

ALCATEL

Lucent Technologies
Bell Labs Innovations

Creating the Global Leader
in Communications Solutions

April 3, 2006

ALCATEL

Lucent Technologies
Bell Labs Innovations

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This presentation contains statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel’s managements’
future expectations, beliefs, goals, plans or prospects.  These statements constitute forward-looking statements  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These
forward-looking statements are not guarantees of future performance and actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel;
fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent’s Form 10-K for the year ended September 30,
2005 and Alcatel’s Form 20-F for the year ended December 31, 2005 as well as other filings by Lucent and
Alcatel with the US Securities and Exchange Commission.  Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Lucent and
Alcatel disclaim any intention or obligation to update any forward-looking statements.

Forward-Looking Statement Disclosure

ALCATEL

Lucent Technologies
Bell Labs Innovations

Creating First True Global
Communications Solutions Provider

Serge Tchuruk
Chairman and CEO, Alcatel

Key Take Aways: Enhancing Shareholder Value

Strategic Fit

Right Time, Right Solutions, Right Companies

Compelling Strategic Rationale:

          Creating First True Global Communications Solutions Provider

Deep customer relationships with every major service provider

Industry leading R&D platforms

Unparalleled ability to offer integrated end-to-end solutions

Leader in converged networks

Common Vision and Innovation Culture Enable Successful Execution

Achieving Significant Synergies and Enhancing Financial Position

Approx. €1.4 / $1.7 billion in annual pre-tax cost synergies within 3 years, with a substantial majority expected to be achieved in the first 2 years post closing

NPV of cost synergies approximately €10 / $12 billion

Combined CY05 revenues of €21 / $25 billion, cash of €9 / $11 billion

EPS accretive in the first year post closing with synergies, excluding restructuring charges and amortization of intangible assets

Combined market capitalization of approximately €30 / $36 billion

Stock-for-stock merger structured as a tax-free exchange of Alcatel
ADS* for Lucent shares

Fixed exchange ratio of 0.1952

Approximately 60% owned by Alcatel Shareowners

Approximately 40% owned by Lucent Shareowners

Listed on the Euronext and the NYSE

Expected closing: 6 -12 months, subject to regulatory, governmental and shareowners approvals

Transaction Overview

* American Depositary Share

New company incorporated in France with executive offices in Paris

New company name to be determined at a later date

North American operating headquarters and global Bell Labs
headquarters in New Jersey, U.S.A.

Leadership

Non-Executive Chairman: Serge Tchuruk

CEO: Patricia Russo

International Board composition: 14

6 of Alcatel’s current directors (including Serge Tchuruk)

6 of Lucent’s current directors (including Patricia Russo)

2 new independent European directors to be mutually agreed upon

Leveraging the Best of Both Companies

Creating a Global Company

Based in Paris

Compelling Strategic Rationale

Serge Tchuruk
Chairman and CEO, Alcatel

Creating First True Global Communications Solutions Provider

Leader in Converged Networks & Services*

# 1worldwide

               in wireline*

# 2 worldwide

in services*

Combined CY05 revenues of €21 / $25 billion

Presence in all major carriers

A leader in IPTV, NGN / IMS & 3G Spread Spectrum (CDMA &
UMTS)

Unique position in services & integration

More diverse geographic mix

*   Share based on 4Q 2005

*   Sources: Dell’Oro, Synergy, In-Stat, Dittberner, Telecom Services

# 2 worldwide

               in mobility*

ALCATEL
Lucent Technologies
Bell Labs Innovations

alltel
at&t
BELLSOUTH
verizon
Sprint
TELUS
the future is friendly
metroPCS
Permission to speak freely.
cingular
T-Mobile
Bell
US Cellular
We connect with you.

vodafone
T Deutsche Telekom
Telefonica
swisscom
france telecom
SVYAZ INVEST
BT
T-Mobile
orange
VimpelCom

ORASCOM TELECOM
TATA
Reliance
中国电信 CHINA TELECOM
中国移动通信 CHINA MOBILE
Telstra
vivo
中国联通 CHINA UNICOM
TELMEX

All rights reserved © 2006, Alcatel / Lucent

North America

Europe

Deep Customer Relationships with Every Major Service Provider

Asia, Africa, Middle East

& Central/Latin America

Comprehensive R&D portfolio leveraging Bell Labs excellence

A leading “end-to-end” communications solutions integrator

A leader in major areas defining next generation networks

A local partner in every region, yet with global reach

Long term strategic partner

Compelling Benefits For Our Customers

Strong Fit will Assure Continued Benefits and Growth
 in Customer Relationships

Benefits of Scale and Scope

Ongoing consolidation of global service providers

Increasing network complexity and convergence requires breadth of product and depth of services expertise

Major network transformation just beginning

Significant R&D investment required to maintain leadership

Scale and scope enhance competitiveness

Common Vision and Innovation Culture
Enable Successful Execution

Patricia Russo
Chairman and CEO, Lucent Technologies

Shared vision of network transformation

Deep understanding of customer needs

Common culture of technical excellence and innovation

Industry leading depth and breadth of talent

Geographic, portfolio and customer fit

Two Companies - One Common Vision

Shared Vision & Uniquely Complementary Fit :

Leading Global Communications Solutions Provider

Industry Leading Product Portfolio

Patricia Russo
Chairman and CEO, Lucent Technologies

Optics &

Microwave

Converged

Edge / Core

Networks

Fixed & Mobile

Broadband

Access

IPTV

DSL, DLC

BPON, GPON

CDMA

GSM/UMTS

TD-SCDMA

WiMAX

NGN/IMS

Fixed/Mobile
Convergence

Next Gen. Services

Next Gen.
Applications

Fixed Narrowband

BB Switch / Routing

MSWAN

IP / Ethernet

Integration &
Services

SDH/SONET

ROADM

WDM

Ethernet

Submarine

Microwave

Payment Solutions

Video integration
Services

Mission Critical Services

Multi-Vendor Integration

Hosted & Managed

Professional,
Deployment,
Maintenance

Enterprise

Satellite

Leader in All Major High Growth Next Generation Areas

* Dell’Oro, Skylight Research, In-Stat, VDC, Dittberner, Synergy, RHK

#1 or #2 in Most Key Technologies*

Clear leader in 3G CDMA at pre-eminent carriers

Ability to leverage commonality of CDMA & UMTS for 3G

Growing momentum in UMTS

Very strong 2G footprint to migrate to 3G over time

Well positioned for 3G in China

Driving innovation in Mobile Radio Access

Strong IMS and access footprint

Strong Position in 3G Mobility

The most experienced supplier in Triple Play / IPTV deployments

Involved in 40+ projects including 20+ commercial live networks

Unique end-to-end Triple Play solution

Ability to leverage end-to-end solutions and service capabilities

Broadband access, optics, NGN / IMS, BB switch, integration services

Early lead in mobile video solutions and applications

Driving Quadruple Play services & fixed mobile convergence

Widest ecosystem of partners

Strengthening Triple Play Experience

Leadership in IPTV & Mobile Video

Increased scale, scope and credibility in services

€4 / $5 billion in combined revenues across:

Hosted applications & services (leveraging NGN/IMS position)

Consulting & professional services - combined tool set

Build, maintain & operate

Distinctive multi-vendor capability, including end-to-end complex solutions integration & services

Extensive Global Services and Support Capabilities

End-to-end Communications Solutions Integrator of Choice

Backed by Expertise, Breadth, Innovation

ALCATEL

Lucent Technologies
Bell Labs Innovations

SERVICES

at&t Telstra BT T-Mobile Sprint Telefónica

All rights reserved © 2006, Alcatel / Lucent

Wireline

IMS & Multimedia Services

Wireless

IMS & Multimedia Services

Enterprise
TDM/IP Agnostic

At Home

Travelling

In the Office

Seamless Solutions NGN/IMS – Voice, Video, Data

Leading the IMS / Network Transformation

ALCATEL

Lucent Technologies
Bell Labs Innovations

All rights reserved © 2006, Alcatel / Lucent

Geographically Balanced

Europe

North America

North America

MEA

Europe

MEA

Alcatel (% of CY05 Revenue)

Lucent (% of CY05 Revenue)

North America

Europe

Asia &
Pacific Region

14%

13%

15%

34%

Alcatel + Lucent (% of CY05 Revenue)

CALA

6%

MEA

9%

7%

CALA

CALA

35%

16%

14%

7%

49%

14%

66%

1%

31%

Asia &
Pacific Region

Asia &
Pacific
Region

CALA: Caribbean & Latin
America
 MEA: Middle East & Africa

Industry-Leading R&D Capabilities & Deep Culture of Innovation

Staffing

Patents

R&D expenses

15,600

~ 10,000

€1.4 / $1.7 bn

10,500

~ 15,000

€1.0 / $1.2 bn*

CY2005

Combined company intends to form separate, independent U.S.
subsidiary for certain contracts with U.S. government agencies

Separately managed by a board, to be composed of three independent
U.S. citizens acceptable to the U.S. government

Combined

26,100

~ 25,000

€2.4 / $2.9 bn

* R&D expenses excludes approximately €203 / $240 million of amortized software development costs reported in gross margin

Alcatel

Lucent

Achieving Significant Synergies and
Enhancing Financial Position

Patricia Russo
Chairman and CEO, Lucent Technologies

Expected Cost Synergies

Approx. €1.4 / $1.7 billion in
annual pre-tax cost synergies
within 3 years, a substantial
majority of which is expected to
be achieved in the first 2 years

Mutually identified

NPV of cost synergies

          €10 / $12 billion

Corporate Functions

Information Technology

Supply Chain and Procurement

Sales and Marketing

Services

Research & Development

Year 1
Year 2
Year 3

All rights reserved © 2006, Alcatel / Lucent

Expected Cost Synergies

Cost synergies

Cumulative % achieved by year

A substantial majority of the cost
synergies is expected to be achieved
in the first 2 years

Clearly identified overlaps

Analysis by function, product &
geography

Analysis of timing and phase-in

Will establish integration plans to be
executed immediately post closing

~ 30%

~ 70%

€1.4 / $1.7 bn

Tangible and Clearly Identified

Potential Revenue Upside

Provides potential for
additional revenue upside

Sales upside opportunities
driven by cross-selling:

IP Edge

Optics & Microwave

NGN / IMS

Wireline Access

Wireless Access

Enterprise

Services

Complementary Products,
Geographies and Customers

Reductions in combined worldwide workforce of approximately
10%

Taking a fair and balanced approach

Approximately €1.4 / $1.7 billion in new cash restructuring charges

Charges to be recorded primarily in year 1 post closing

A substantial majority of the restructuring is expected to be completed within 24 months after closing

Restructuring

Lucent Pension Plans and Retiree Healthcare

*    Qualified U.S. pension plans, contributions based on current pension funding rules

**  Number of retirees and dependents as of September 30, 2005

Pensions

Combined over funded status on a GAAP basis as

             of September 30, 2005

Fair Value of Plan Assets of approximately $34 billion

Benefit Obligation of approximately $31 billion

Currently do not expect to make contributions through 2007*

Believe it is unlikely that any required contributions would have a material impact on liquidity through 2010

Retiree Healthcare**

Provide benefits for approximately 182,000 retirees and dependents

Seeking legislative change increasing flexibility to use excess pension assets to fund retiree healthcare

Balance Sheet (12/31/05)

Cash*

Debt

CY 2005 Income Statement

Revenue

Net Income

€5 / $6

€4 / $4

€13 / $16

€1 / $1

Amounts in billions

Combined:

Long dated maturities with over 60% of combined company’s debt maturing in or after 2010

Substantial deferred tax assets

Enhanced Financial Position

€4 / $4

€5 / $5

€8 / $9

€1 / $1

€9 / $11

€8 / $10

€21 / $25

€2 / $2

Alcatel

Lucent

Combined**

*    Represents cash, cash equivalents and marketable securities

** Combined totals may not add due to rounding

Creating First True Global
Communications Solutions Provider

Patricia Russo
Chairman and CEO, Lucent Technologies

Key Take Aways: Enhancing Shareholder Value

Strategic Fit

Right Time, Right Solutions, Right Companies

Compelling Strategic Rationale:

          Creating First True Global Communications Solutions Provider

Deep customer relationships with every major service provider

Industry leading R&D platforms

Unparalleled ability to offer integrated end-to-end solutions

Leader in converged networks

Common Vision and Innovation Culture Enable Successful Execution

Achieving Significant Synergies and Enhancing Financial Position

Approx. €1.4 / $1.7 billion in annual pre-tax cost synergies within 3 years, with a substantial majority expected to be achieved in the first 2 years post closing

NPV of cost synergies approximately €10 / $12 billion

Combined CY05 revenues of €21 / $25 billion, cash of €9 / $11 billion

EPS accretive in the first year post closing with synergies, excluding restructuring charges and amortization of intangible assets

Questions & Answers

Patricia Russo
Chairman and CEO, Lucent
Technologies

Serge Tchuruk
Chairman and CEO, Alcatel

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Alcatel and Lucent intend to file relevant materials with the Securities and Exchange Commission (the
“SEC”), including the filing by Alcatel with the SEC of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the
“Registration Statements ”), which will include a preliminary prospectus, a final prospectus and related materials to register the Alcatel American
Depositary Shares (“ADSs”), as well as the Alcatel ordinary shares underlying such Alcatel ADSs, to be issued in exchange for Lucent common shares, and Lucent and Alcatel plan to file with the SEC and mail to security holders a Proxy Statement/Prospectus relating to the proposed transaction.  The
Registration Statements and the Proxy Statement/Prospectus will contain important information about Lucent, Alcatel, the transaction and related matters.  Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully when they are available.  Investors and security holders will be able to obtain free copies of the Registration Statements and the Information Statement/Proxy
Statement/Prospectus and other documents filed with the SEC by Lucent and Alcatel through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Information Statement/Proxy
Statement/Prospectus when they become available from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue,
Murray Hill, New Jersey 07974 or by telephone at [908-582-8500] and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to [54, rue La Boétie, 75008 Paris, France] or by telephone at [33-1-40-76-10-10].

Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.  Additional information regarding these directors and executive officers is also included in Lucent’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about January 3,
2006.  This document is available free of charge at the SEC’s web site at www.sec.gov and from Lucent by contacting Investor Relations at
www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at [908-582-8500].

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.  Additional information regarding these directors and executive officers is also included in Alcatel’s information statements for its 2005 Assemblée Générale Mixte Ordinaire Et Extraordinaire.  These documents are available from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to [54, rue La Boétie, 75008 Paris, France] or by telephone at [33-1-
40-76-10-10].

Forward-Looking Statement Disclosure

Creating the Global Leader
in Communications Solutions